COMMENTS RECEIVED ON 03/09/2022

FROM RYAN SUTCLIFFE

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

Fidelity Sustainable Core Plus Bond ETF

Fidelity Sustainable Low Duration Bond ETF

POST-EFFECTIVE AMENDMENT NO. 19

1.

All funds

C:    The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this isn’t possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2.

All funds

C:    The Staff requests we fill in all blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information that the registrant believes is material for review purposes sufficiently in advance of effectiveness.

3.

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table or example below.”

C:

The Staff requests we bold the second sentence above per N-1A.

R:

We will make the requested change.

4.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide the fees and expenses sufficiently in advance of effectiveness for review.

R:

Please see the attached completed information.

5.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm that any acquired fund fees and expenses are not anticipated to exceed one basis point of average net assets of the fund.

R:

Acquired fund fees and expenses are not estimated to exceed one basis point of each fund’s average net assets.

6.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm there are no fee reimbursement or recoupment arrangements.

R:

The funds will not have a fee waiver or expense reimbursement.

7.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

Example from Fidelity Sustainable Core Plus Bond ETF:

“Allocating assets across different asset classes, market sectors, and maturities.”

C:

The Staff requests we explain maturity, duration, and quality requirements, if any.

R:

For Fidelity Sustainable Core Plus Bond ETF, the fund does not have a principal investment strategy of investing in securities of issuers with a particular credit quality, maturity or duration. Accordingly, we have not modified the disclosure.

For Fidelity Sustainable Low Duration Bond ETF, the fund does not have a principal investment strategy of investing in securities of issuers with a particular credit quality or maturity. The fund does have a principal investment strategy of normally maintaining a duration of one year or less, which is reflected in the disclosure.

Fund Summary – Principal Investment Strategies

Normally maintaining a duration of 1 year or less.

8.

Fidelity Sustainable Core Plus Bond ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing up to 20% of assets in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).”

C:

The Staff requests we disclose that investments in junk bonds are considered speculative.

R:

The following disclosure is included in the “Fund Basics - Investment Details - Principal Investment Risks” section (emphasis added):

Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities tend to be particularly sensitive to these changes.

Lower-quality debt securities and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty. Lower-quality debt securities can be thinly traded or have restrictions on resale, making them difficult to sell at an acceptable price, and often are considered to be speculative. The default rate for lower-quality debt securities is likely to be higher during economic recessions or periods of high interest rates.

9.

Fidelity Sustainable Core Plus Bond ETF

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Foreign exchange rates also can be extremely volatile.”

C:

The Staff requests we provide the fund’s definition of emerging markets and the principal investment strategy, if applicable.

R:

The following disclosure will be added to the “Fund Summary – Principal Investment Strategies” section:

“Allocating assets across investment-grade, high yield, and emerging market debt securities. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets that the Adviser identifies as having similar emerging markets characteristics.”

10.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser’s ESG ratings of issuers are derived from multiple factors, including an issuer’s environmental profile, which may include, but is not limited to, carbon and toxic emissions, water management, waste management, vulnerability to the physical impacts of climate change, and research and investment into products, services, and energies that reduce emissions and/or provide opportunities to achieve a low carbon transition. An assessment of an issuer’s social profile includes, but is not limited to, its approach to diversity and inclusion, human capital management, data privacy, product safety and human rights. With respect to governance, the independence and diversity of an issuer’s board, its compensation practices and board oversight of critical ESG issues are considered as part of the assessment. These factors are weighted based on how material the Adviser believes each factor is to an issuer’s financial outlook, and not all factors may be applicable to all issuers. Based on this process, the Adviser will assign ratings for an issuer’s overall ESG performance. Issuers with an above average ESG rating as determined by the Adviser are considered to have positive ESG benefits and well-managed ESG risks.”

C:

The Staff requests we consider providing all environmental and social profile factors as they may be material to investors.

R:

There are many E, S and G factors that the Adviser considers as part of its fundamental and systematic ratings process, and the applicability of any such factors may vary by issuer, industry or sector. The disclosure summarizes the key factors in each category, which we believe provides shareholders with an appropriate understanding of the Adviser’s overall ESG ratings process.

11.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies” and “Description of Principal Security Types”

(From Principal Investment Strategies)

Example from Fidelity Sustainable Core Plus Bond ETF:

“The Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, currency, or components of the index underlying the derivative, and forward-settling securities. The Adviser may invest a significant portion of the fund’s assets in these types of investments. If the fund invests a significant portion of its assets in derivatives, its investment exposure could far exceed the value of its portfolio securities and its investment performance could be primarily dependent upon securities it does not own. The fund’s derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), forwards, and futures contracts (both long and short positions) on securities, other instruments, indexes, or currencies. Depending on the Adviser’s outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund’s exposure to changing security prices, interest rates, credit qualities, foreign exchange rates, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, currency, or index.”

(From Description of Principal Security Types)

Example from Fidelity Sustainable Core Plus Bond ETF:

“Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of an index, security, or other instrument or investment) and credit default swaps (buying or selling credit default protection). Currency-related derivatives, in particular, include foreign exchange (FX) transactions such as spot FX trades, FX forwards, non-deliverable forwards, and cross-currency FX trades.”

C:

The Staff requests we confirm the breadth of derivative instruments that each fund intends to be principal investments.

R:

The derivative instruments listed in the fund’s principal investment strategy disclosure consist of the universe of derivatives that the fund may invest in from time to time.

12.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

Example from Fidelity Sustainable Core Plus Bond ETF:

“The Adviser allocates the fund’s assets among different asset classes using the composition of the index as a guide, and among different market sectors (for example, corporate, asset-backed, or government securities) and different maturities based on its view of the relative value of each sector or maturity.”

C:

It appears the fund may invest significantly in government securities. The Staff requests we please include disclosure that either takes a reasonable position on government securities as ESG neutral or positive or evaluate individual investments against each fund’s chosen ESG criteria.

R:

The disclosure is clear that when assessing a security’s ESG benefits and its eligibility for purchase, the Adviser considers, among other things, the ESG score of the security’s issuer or sponsor, which would apply equally to corporate, government and other sovereign issuers. Accordingly, we have not modified the disclosure.

13.

All funds

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities (including collateralized loan obligations), loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we discuss these investments in the Principal Investment Strategies section or eliminate these here.

R:

In describing debt securities in its prospectus, each fund provides investors a list of different types of debt securities. Although each fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of any principal investment strategy. Accordingly, we have not modified the disclosure.

14.

All funds

“Investment Details” (prospectus)

“Sustainable Investing Exclusions”

“As part of its investment approach, the fund also applies broad criteria (“exclusion criteria”) that seek to exclude issuers that are directly engaged in, and/or derive significant revenue from, certain industries or product lines. At present, these include: civilian semi-automatic firearms; tobacco production, or bonds issued against the proceeds of tobacco settlements; for-profit prisons; controversial weapons (e.g. cluster munitions, land mines, biological/chemical weapons, blinding lasers, and incendiary weapons); and coal production and/or mining.”

C:

The Staff requests we supplementally confirm that this is the entire list at present.

R:

Yes, we confirm this is the entire list of sustainable investing exclusions at present.

15.

All funds

“Investment Details” (prospectus)

               “Sustainable Investing Exclusions”

“In determining whether an issuer is directly engaged in, and/or derives significant revenue from a particular industry or product line, the fund may use revenue thresholds (e.g., issuers that derive more than 5% of revenue from tobacco production) and/or categorical exclusions (e.g., issuers that derive any revenue from the operation of private prisons or issuers that are classified within the coal production or mining industries), depending on the industry or product line, based generally on data provided by one or more third-party vendor(s). The Adviser, in its sole discretion, retains the right not to use data provided by third-party vendors where it deems the data not representative of an issuer’s current business operations. In such cases, or where data on specific issuers may not be available from third-party vendors, the Adviser may make reasonable estimates or otherwise exercise its discretion.”

C:

The Staff requests that for each fund we clarify in disclosure whether and for which industries the product line’s revenue thresholds are being used.

R:

The Adviser considers revenue thresholds on a case-by-case basis, to the extent that the facts and circumstances of a particular issuer warrant such an analysis. We believe the current disclosure is appropriate as written. Accordingly, we have not modified the disclosure.

16.

All funds

“Investment Details” (prospectus)

“Sustainable Investing Exclusions”

“The implementation of the sustainability strategy (or strategies) is conducted alongside traditional fundamental, bottom-up financial analysis of individual issuers, using traditional fundamental metrics and/or traditional quantitative metrics. The Adviser may also engage in dialogues with the issuer’s management teams to further inform investment decision-making and to foster best corporate governance practices using its fundamental and sustainability analysis. In addition, the fund may invest in an issuer prior to completion of the sustainability analysis or without engaging with the issuer’s management.”

C:

The Staff requests we clarify how each fund may invest in an issuer prior to completion of sustainability analysis and still fit within the 80% bucket.

R:

Securities that are unrated, and not otherwise designated as a green, sustainable or sustainability-linked bond by a third-party, will not count towards each fund’s 80% bucket. If such a security subsequently attains an appropriate ESG rating, it would then count towards each fund’s 80% test.

17.

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

Given the principal investment strategies with regard to derivatives, the Staff requests we consider a derivatives risk or explain why one is not necessary.

R:

Each fund believes that the risks associated with investing in derivatives are described in “Issuer‐

Specific Changes” and “Leverage Risk” in the “Fund Basics - Investment Details - Principal Investment Risks” section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

18.

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that if the funds intend to principally invest in securities affected by conflict in Ukraine, consider adding appropriate risk disclosure.

R:

The funds do not intend to principally invest in securities with exposure to Ukraine. Each fund believes that the disclosure in the Principal Investment Risks section of the statutory and summary prospectus accurately describes the risks of the funds.

19.

All funds

“Investment Details” (prospectus)

“Other Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may invest in collateralized loan obligations.”

C:

The Staff requests that we explain what a collateralized loan obligation is.

R:

Investing in collateralized loan obligations is not a principal investment strategy of the funds. CLOs are, however, included in the debt security description in the Investment Details section of the prospectus and there is a further description in the SAI (disclosure below). We believe the disclosure is appropriate.

Prospectus - Fund Basics - Description of Principal Security Types

Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities (including collateralized loan obligations), loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.

SAI - Investment Policies and Limitations

Asset-Backed Securities represent interests in pools of mortgages, loans, receivables, or other assets. Payment of interest and repayment of principal may be largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds, or other credit enhancements. Asset-backed security values may also be affected by other factors including changes in interest rates, the availability of information concerning the pool and its structure, the creditworthiness of the servicing agent for the pool, the originator of the loans or receivables, or the entities providing the credit enhancement. In addition, these securities may be subject to prepayment risk.

Collateralized Loan Obligations (CLO) are a type of asset-backed security. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. CLOs may charge management fees and administrative expenses. For CLOs, the cash flows from the trust are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the “equity” tranche which bears the bulk of defaults from the bonds or loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since they are partially protected from defaults, senior tranches from a CLO trust typically have higher ratings and lower yields than their underlying securities and can be rated investment grade. Despite the protection from the equity tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults, as well as aversion to CLO securities as a class. Normally, CLOs are privately offered and sold, and thus, are not registered under the securities laws. As a result, investments in CLOs may be characterized by a fund as illiquid securities, however an active dealer market may exist allowing them to qualify for Rule 144A transactions.

20.

Fidelity Sustainable Low Duration Bond ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types that Fidelity Management & Research Company LLC (FMR) (the Adviser) believes have positive environmental, social and governance (ESG) benefits and repurchase agreements for those securities.”

C:

The Staff requests that either in the “Principal Investment Strategies” section of the “Fund Summary” or in Item 9, that we explain the quality requirements by disclosing specific ratings.

R:

We define investment-grade debt securities as those of medium and high quality and believe this disclosure is appropriate. Accordingly, we have not modified the disclosure.

21.

Fidelity Sustainable Low Duration Bond ETF

“Fund Summary” (prospectus)

“Investment Advisers”

“FMR (the Adviser) is the fund’s manager. Other investment advisers serve as sub-advisers for the fund.”

C:

Under some, but not all circumstances, Item 5(a) requires the name of each investment adviser of the fund, including sub-advisers. Please disclose the sub-advisers or explain why they are not provided in Item 5(a).

R.

As the “other investment advisers” will not have day-to-day responsibility for choosing investments for the fund, they are not named in the Fund Summary section.

22.

Fidelity Sustainable Low Duration Bond ETF

“Investment Details” (prospectus)

“Principal Investment Risks”

“Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security’s or instrument’s credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) tend to be more sensitive to these changes than higher-quality debt securities.”

C:

The Staff requests that if the fund is going to invest significantly in junk, that we clarify this in the “Principal Investment Strategies” section.

R.

The fund has a principal investment strategy of “normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) and repurchase agreements for those securities.” The fund does not have a principal investment strategy of investing in junk bonds.

23.

All Funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries.

For Fidelity Sustainable Core Plus Bond ETF, the fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.

For Fidelity Sustainable Low Duration Bond ETF, there is reference to “group of industries” within the disclosure following the fundamental concentration limitation (emphasis added):

For purposes of the fund's concentration limitation discussed above, FMR deems the financial services industry to include the group of industries within the financial services sector.

24.

All funds

“Buying and Selling Information” (SAI)

“Acceptance of Purchase Orders. The fund reserves the absolute right to reject a purchase order transmitted to it by FDC if (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the fund; (iii) acceptance of the Deposit Securities would have certain adverse tax consequences to the fund; (iv) acceptance of the Portfolio Deposit would, in the opinion of the fund, be unlawful; (v) acceptance of the Portfolio Deposit would otherwise, in the discretion of the fund or FMR, have an adverse effect on the fund or the rights of beneficial owners; or (vi) in the event that circumstances outside the control of the fund, make it impossible to process creation orders for all practical purposes. Examples of such circumstances include, without limitation, acts of God; public service or utility problems such as earthquakes, fires, floods, extreme weather conditions, and power outages resulting in telephone, telecopy, and computer failures; wars; civil or military disturbances, including acts of civil or military authority or governmental actions; terrorism; sabotage; epidemics; riots; labor disputes; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the fund, FMR, Geode, FDC, DTC, the transfer agent, or any other participant in the purchase process, and similar extraordinary events. The fund and FDC have the right to require information to determine beneficial share ownership for purposes of (ii) above should it so choose or to rely on a certification from a broker-dealer who is a member of the Financial Industry Regulatory Authority, Inc. as to the cost basis of Deposit Securities. If creations are on an in-kind basis, the fund further reserves the absolute right to reject or suspend an order transmitted to it by FDC and/or the transfer agent in respect of the fund if: (i) acceptance of the Deposit Securities would have certain adverse tax consequences to the fund; or (ii) for any other reasons as specified herein. FDC or the fund shall notify a prospective purchaser of a Creation Unit and/or the Authorized Participant acting on the purchaser’s behalf, of its rejection of the purchaser’s order. The fund, the transfer agent, and FDC are under no duty, however, to verify or give notification of any defects or irregularities in any written order or in the delivery of a Portfolio Deposit, nor shall any of them incur any liability for the failure to give any such notification.”

C:

The Staff requests we delete the underlined language.

R:

We have revised the disclosure as follows:

“Acceptance of Purchase Orders. The fund reserves the ~~absolute~~ right to reject a purchase order transmitted to it by FDC ~~if~~ in certain circumstances, including but not limited to (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the fund; ~~(iii) acceptance of the Deposit Securities would have certain adverse tax consequences to the fund;~~ (~~iv~~iii) acceptance of the Portfolio Deposit would, in the opinion of the fund, be unlawful; ~~(v) acceptance of the Portfolio Deposit would otherwise, in the discretion of the fund or FMR, have an adverse effect on the fund or the rights of beneficial owners;~~ or (~~vi~~iv) in the event that circumstances outside the control of the fund, make it impossible to process creation orders for all practical purposes.”

Attachment 1

Fidelity Sustainable Core Plus Bond ETF

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.36%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.00%
Total annual operating expenses	0.36%

(a)Based on estimated amounts for the current fiscal year.

1 year	$37
3 years	$116

Fidelity Sustainable Low Duration Bond ETF

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.30%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.00%
Total annual operating expenses	0.30%

(a)Based on estimated amounts for the current fiscal year.

1 year	$31
3 years	$97

FOLLOW-UP COMMENTS RECEIVED ON 04/04/2022

FROM RYAN SUTCLIFFE

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

Fidelity Sustainable Core Plus Bond ETF

Fidelity Sustainable Low Duration Bond ETF

POST-EFFECTIVE AMENDMENT NO. 19

1.

All funds

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities (including collateralized loan obligations), loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

Item 9 of form N-1A mandates inclusion of particular types of securities in which the fund principally invests. The trust's response and the prospectus include several security types in which funds do not intend to principally invest. Please remove those securities from Item 9.

R:

Each fund has a principal investment strategy to invest at least 80% of its assets in debt securities of all types. In the definition of debt securities under Description of Principal Security Types, the fund gives examples of debt securities in which the fund may invest to meet its name test. The fund is not representing that any of those particular securities are ones in which the fund intends to principally invest (unless otherwise so stated), but rather illustrating security types which meet the fund’s definition of “debt security.” Accordingly, we have not modified the disclosure.

2.

All funds

“Investment Details” (prospectus)

“Sustainable Investing Exclusions”

“In determining whether an issuer is directly engaged in, and/or derives significant revenue from a particular industry or product line, the fund may use revenue thresholds (e.g., issuers that derive more than 5% of revenue from tobacco production) and/or categorical exclusions (e.g., issuers that derive any revenue from the operation of private prisons or issuers that are classified within the coal production or mining industries), depending on the industry or product line, based generally on data provided by one or more third-party vendor(s). The Adviser, in its sole discretion, retains the right not to use data provided by third-party vendors where it deems the data not representative of an issuer’s current business operations. In such cases, or where data on specific issuers may not be available from third-party vendors, the Adviser may make reasonable estimates or otherwise exercise its discretion.”

C:

Please provide clarification in disclosure regarding specific revenue thresholds and categories. From this paragraph in its present state, investors would not be able to tell anything specific regarding sustainable investing exclusions.

R:

The Adviser considers the application of revenue thresholds or categorical exclusions on a case-by-case basis. The Adviser does not believe it is possible to specify in advance all situations in which revenue thresholds or categorical exclusions will apply. Instead, the disclosure makes clear that the  Adviser employs sustainable investing exclusions but provides the Adviser the discretion to implement those exclusions, much like it employs discretion with respect to a fund’s investments more generally. Accordingly, we have not modified the disclosure.